UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

April 4, 2011

Commission File Number: 001-33800

SearchMedia Holdings Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Cayman Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

13F Central Modern Building 488 Xin Hua Rd, Putuo District Shanghai, China, 200060
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

 SearchMedia Receives Notice from the NYSE Amex Relating to Failure to Conduct
Annual Shareholder Meeting during 2010

Shanghai, China, April 8, 2011 — SearchMedia Holdings Limited (“SearchMedia” or
the “Company”) (NYSE Amex: IDI, IDI.WS), one of China's leading nationwide multi-platform media companies, today disclosed receipt of a notice from the
NYSE Amex, LLC (“NYSE Amex” or “Exchange”), dated April 4, 2011.  The notice states that SearchMedia is not in compliance with Section 704 of the NYSE Amex
Company Guide (“Company Guide”) in that it failed to hold an annual meeting of its stockholders during 2010 for the fiscal year ended December 31, 2009.

The Company has submitted a plan of compliance to the NYSE Amex advising the
Exchange of actions it intends to take to bring the Company into compliance with
Section 704 of the Company Guide by the October 4, 2011 deadline set by the NYSE
Amex.  The plan states that the Company expects to file its Form 20-F for the full year of 2010 on or before the June 30, 2011 deadline and thereafter hold a meeting of the Company’s shareholders before October 4, 2011. This course of action will thereby bring SearchMedia into compliance with Section 704 for the full year of 2009 as well as for the full year of 2010.

The Company’s trading symbol will continue to be “IDI.”  However, the extension
..BC will be appended on the Consolidated Tape Association’s Consolidated Tape
System and Consolidated Quote System until the Company regains compliance with the Exchange’s requirements.

About SearchMedia
SearchMedia is a leading nationwide multi-platform media company and one of the largest operators of integrated outdoor billboard and in-elevator advertising networks in China. SearchMedia operates a network of high-impact billboards and one of China’s largest networks of in-elevator advertisement panels in 50 cities throughout China.  SearchMedia’s core outdoor billboard and in-elevator platforms enable it to provide multi-platform, “one-stop shop” services for its local, national and international advertising clients.

Forward-Looking Statements
Any statements contained in this press release that do not describe historical facts, including statements about SearchMedia’s beliefs and expectations, may constitute forward-looking statements as that term is defined by the United
States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expect,”
“anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “confident” and similar statements. Any forward-looking statements contained herein are based on current expectations, but are subject to a number of risks and uncertainties that may cause actual results to differ materially from expectations. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement, including whether the Company will hold an annual meeting for 2010 and 2011 prior to October 4, 2011; whether the
Company’s Plan of Compliance will be accepted by the Exchange and whether the
Company is in violation of other Exchange requirements. These risks are outlined in the Company’s filings with the U.S. Securities and Exchange Commission.
SearchMedia cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. SearchMedia does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement to reflect any change in the Company’s expectations or any change in events, conditions or circumstances on which any such statement is based.

For more information, please contact:
In New York:  Ashley M. Ammon: (646) 277-1227
In Beijing:  Wen Lei Zheng: 86 10 6583-7510

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SearchMedia Holdings Limited

Date: April 8, 2011	By:	Paul Conway
	Name:	Paul Conway
	Title:	Cheif Executive Officer